UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 6, 2009

Invitel Holdings A/S

(Translation of registrant’s name into English)

Puskas Tivadar, u. 8 -10, H-2040 Budaörs, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

*Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Invitel Holdings A/S
(Registrant)

Date: August 6, 2009	By:	/s/ Peter T. Noone
Peter T. Noone
General Counsel

INVITEL HOLDINGS A/S

Exhibit Index

Exhibit Number	Description of Document
99.1	Presentation for August 6, 2009 Investor Conference Call